Filed pursuant to Rule 253(g)(2)

File No. 024-11584

OFFERING CIRCULAR

SUPPLEMENT NO. 1 DATED DECEMBER 9, 2022

TO POST-QUALIFICATION OFFERING CIRCULAR AMENDMENT NO. 26

DATED NOVEMBER 4, 2022

RSE COLLECTION, LLC

This Supplement No. 1 dated December 9, 2022, supplements the Post-Qualification Offering Circular Amendment No. 26 of RSE Collection, LLC (the “Company”) dated November 4, 2022, which forms a part of the offering statement on Form 1-A initially qualified by the U.S. Securities and Exchange Commission on November 15, 2021, as may be further amended and supplemented (the “Offering Circular”).  This Supplement No. 1 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 1 is solely to add additional detail to the Asset Description for the Underlying Asset of Series #BASQUIAT.

DESCRIPTION OF SERIES 2022 JEAN-MICHEL BASQUIAT SUPERHERO PRINT PORTFOLIO

Investment Overview

•Upon completion of the Series #BASQUIAT1 Offering, Series #BASQUIAT1 will purchase a 2022 Jean-Michel Basquiat Superhero Print Portfolio Stamp-Numbered 7/85 and signed by Lisane Basquiat and Jeanine Heriveaux, the artist’s sisters and administrators of the Estate of Jean-Michel Basquiat for Series #BASQUIAT1 (The “Series 2022 Jean-Michel Basquiat Superhero Print Portfolio” or the “Underlying Asset” with respect to Series #BASQUIAT1, as applicable), the specifications of which are set forth below.

•According to Biography.com, Jean-Michel Basquiat was, “a Neo-Expressionist painter in the 1980s. He is best known for his primitive style and his collaboration with pop artist Andy Warhol.”

•#BASQUIAT1 contains prints of four quintessential Basquiat works including Riddle Me This Batman, A Panel of Experts, Piano Lesson, and Flash in Naples, published by Flatiron Editions.

•The Underlying Asset is a 2022 Jean-Michel Basquiat Superhero Print Portfolio Stamp-Numbered 7/85 and signed by Lisane Basquiat and Jeanine Heriveaux, the artist’s sisters and administrators of the Estate of Jean-Michel Basquiat.

Asset Description

Overview & Authentication

•Basquiat was born on December 22, 1960, in New York City. The New York Observer says of Basquiat: “The Brooklyn son of a Haitian father and a mother of Puerto Rican descent, Basquiat died in 1988 at the age of 27 but has become so ubiquitous in the 34 years since that he’s only slightly less famous than the A train and probably more famous than the 7.”

•Riddle Me This Batman is considered a figurative, neo-expressionist work. Jean-michel-basquiat.org states: “Riddle Me This Batman was created in 1987, just one year before Basquiat died in 1988, aged just 28 [sic]. This art work was made using acrylic crayon on paper, a medium that Basquiat used in several other of his works.” The site also states: “This drawing is, as its title suggests, clearly a reference to the popular Batman comic and movie franchise. In the drawing, we can see Batman, Robin and the Joker. However, these easily recognisable cultural symbols are problematised, and somewhat subverted.”

•Basquiat’s A Panel of Experts, a mixed media piece, was produced in 1982. The Montreal Museum of Fine Arts says of the piece: “[I]t embodies many of Basquiat’s characteristic subjects and techniques, and also refers to a specific event in the artist’s personal life. The fistfight at the top of the left rectangle is a stick-figure representation of an actual encounter between two women in a New York nightclub: Basquiat’s girlfriend Suzanne Mallouk (nicknamed Venus) and his lover the singer Madonna, who, despite the copyright symbol beside her name, was not yet a celebrity.”

•2005’s Jean-Michel Basquiat Museo d’Arte Moderna, Citta di Lugano says of Basquiat’s Piano Lesson: “Many paintings take cartoon themes as their entire subject, such as Piano Lesson (For Chiara) (1983), which depicts the comic book hero, Batman (with his hands and feet detached and floating at his side), and his sidekick, Robin, complete with a TWO WAY WRIST RADIO on his right arm.”

•NeoText says of Basquiat’s Flash in Naples: “In November 2017, Basquiat’s kinetic Flash in Naples, which was valued at an estimated $7M — $10M, was speedily sold at auction by Sotheby’s of New York for $8,131,000. And wouldn’t we all like to have that kind of… (wait for it) fast cash.”

•1981 marked Basquiat’s first inclusion in a museum exhibition. According to Artsy.new: “It wasn’t until 1981 that the art establishment began to notice Basquiat. By that year, he had started drawing and painting on paper and found surfaces like leather jackets. It was a selection of these pieces that curator Diego Cortez included in his 1981 landmark show “New York/New Wave” at MoMA PS1, alongside artists such as Andy Warhol, Keith Haring, Nan Goldin, and Robert Mapplethorpe.”

•On December 11, 1978 The Village Voice printed a story entitled SAMO© Graffiti: BOOSH-WAH or CIA? The piece includes an interview with Basquiat, referred to only as Jean, and discusses the relevance of his graffiti work done in collaboration with high school friend Al Diaz.

•From March 6 – April 1 in 1982 Basquiat had his first US solo exhibition at Annina Nosei Gallery. The exhibition was well reviewed, and Basquiat was able to support himself on painting sales from this point forward.

•In 2006 rapper Jay-Z included lyrics referencing Basquiat: “Inspired by Basquiat, my chariot's on fire/Everybody took shots, hit my body up, I'm tired.” Other rap artists citing Basquiat and his paintings include Kanye West, Nas, Lil’ Wayne, and Kid Cudi.

•Basquiat died at the age of 27 in 1988 from a heroin overdose. He left behind 917 drawings, 25 sketchbooks, 85 prints, and 171 paintings according to Phoebe Hobans book Basquiat: A Quick Killing in Art.

•On October 13, 2017, Artnet named Basquiat as one of the most influential artists of the 20th Century.

•According to Sothebys.com: “In 1980 he appeared in music video for Blondie’s song “Rapture.” It was lead singer Debbie Harry and her boyfriend Chris Stein who bought Basquiat’s first painting for a mere $200.”

•On September 13, 2007, GQ listed Basquiat as the seventh most fashionable man of the past 50 years.

•According to Observer.com: “Basquiat’s younger sisters, Lisane Basquiat and Jeanine Heriveaux, became the executors of his estate after his father Gerard’s death in 2013.”

•Basquiat and Andy Warhol’s friendship and working relationship has become well known. According to VDWNY.com: “Warhol and Basquiat were formally introduced in the fall of 1982 by Swiss art dealer Bruno Bischofberger and soon thereafter formed a personal and professional relationship that would remain significant until Warhol’s death in February of 1987.”

•In August of 1996 the biographical film Basquiat was released and brought in a worldwide gross of ~$3M. It starred Jeffery Wright as Basquiat and David Bowie as Andy Warhol.

•Shoe company Reebok has created a number of shoes adorned with Basquiat art. One of the earliest uses of Basquiat art on Reebok shoes was discussed in an October 2011 article from Complex.com: “Reebok pays homage to the late American artist Jean-Michel Basquiat in their latest take on the Pump Omni Lite. The retro kicks feature a black and white upper, stamped with crown branding throughout as well as additional Basquiat branding on the tongue and heel. A great tribute to the Brooklyn native.”

•A controversial advertisement from Tiffany & Co. aired on September 2nd featuring a never-before-seen Basquiat painting alongside Jay-Z and Beyonce. According to the New York Post: “New York City’s preeminent power couple, Beyoncé and Jay-Z, are facing backlash online after appearing in a new Tiffany & Co. advertising campaign that features a never-before-seen painting by late NY artist Jean-Michel Basquiat. Many critics are wondering how the anti-capitalist Basquiat would feel about having his work featured in a jewelry ad.”

•In May of 2022, Basquiat’s 1982 piece entitled Devil broke all of his previous sales records. According to ArtNews.com: “The Basquiat is now the most expensive lot the house has ever sold, the price surpassing the $63 million benchmark set in 2010 when Andy Warhol’s 1963 canvas Men in Her Life sold during a Phillips New York evening sale.”

•According to Collider.com: “The most famous work of art of Basquiat is an untitled painting that depicts a giant skull-like form against a blue blackdrop. It sold for $110.5 million in 2017, and not only it became the most expensive Basquiat work ever, but is also one of the ten most expensive works of art of all time.”

•Basquiat was the youngest artist ever to participate in documenta, an art exhibition that takes place in Kassel, Germany once every five years.

•Basquiat sold his first painting to the lead singer of Blondie for $200 in 1981.

•According to MoneyMade, “[t]he prices of his paintings climbed from $2,500 in 1986 to over $10 million in 2021.”

•According to MoneyMade, between 1986 and 2018 Basquiat’s artwork exhibited an annualized appreciation of 22%.

•Celebrities, including Jay-Z, Beyonce and Leonardo DiCaprio, have owned original paintings by Basquiat.

•In 2017, a Basquiat painting, “Untitled,” broke the record at the time for the most expensive artwork ever sold by a U.S. artist in 2017 when it sold for $110.5M at Sotheby’s.

•To our knowledge, there have been nine print editions that have been authorized by Basquiat’s estate since 2000. Their titles and release dates are as follows: Ernok, Head, Per Capita, and Rinso (2001); Cabeza, Charles the First, Jawbone off an ass, and Rome pays off (2005); Hollywood Africans in front of the Chinese Theater with Footprints of Movie Stars (2015); Flexible (2016); Ascent, Leeches, Liberty, and Olympic (2017); Boxer Rebellion (2018); 50 Cent Piece (2019); Wolf Sausage, King Brand, Dog Leg

Study, and Undiscovered Genius (2019); Superhero Portfolio (2022). Seven of these prints were released in the last ten years.

•There have been forty-seven publicly verifiable sales of these prints:

Date	Value	Print	Source
9/30/20	$35,000.00	50 Cent Piece	Pace Prints
5/26/21	$42,000.00	50 Cent Piece	Artnet
4/7/22	$48,750.00	50 Cent Piece	Artnet
9/8/22	$52,500.00	50 Cent Piece	LA Modern Auctions
11/28/17	$50,000.00	Ascent	Pace Prints
1/24/19	$73,298.02	Ascent	Phillips
7/22/19	$58,750.00	Ascent	Heritage Auctions
9/26/18	$35,000.00	Boxer Rebellion	Pace Prints
4/1/19	$41,403.00	Boxer Rebellion	Sotheby’s
6/18/19	$48,000.00	Boxer Rebellion	Artnet
10/15/19	$55,774.00	Boxer Rebellion	Sotheby’s
10/21/19	$28,975.00	Boxer Rebellion	Digard Auction
1/7/20	$45,600.00	Boxer Rebellion	Artnet
2/6/20	$45,600.00	Boxer Rebellion	Artnet
9/8/22	$75,000.00	Boxer Rebellion	LA Modern Auctions
11/1/22	$57,075.00	Boxer Rebellion	Bonhams
6/7/16	$40,000.00	Flexible	Pace Prints
6/7/18	$75,428.43	Flexible	Phillips
9/30/18	$57,280.40	Flexible	Poly Auction
3/31/19	$57,118.53	Flexible	Poly Auction
3/4/20	$68,750.00	Flexible	Christie's
10/22/20	$63,000.00	Flexible	Sotheby's
1/21/21	$86,422.70	Flexible	Phillips
10/10/21	$80,931.06	Flexible	Sotheby's
11/11/21	$125,840.90	Flexible	Bonhams
10/21/15	$40,000.00	Hollywood Africans	Pace Prints
4/18/17	$68,750.00	Hollywood Africans	Phillips
6/17/17	$61,500.00	Hollywood Africans	Alex Cooper
12/9/18	$115,000.00	Hollywood Africans	WKA
9/12/19	$208,330.81	Hollywood Africans	Phillips
10/3/19	$84,000.00	Hollywood Africans	Artnet
11/12/19	$53,536.60	Hollywood Africans	Bukowskis
4/7/21	$102,000.00	Hollywood Africans	Artnet
10/24/22	$81,900.00	Hollywood Africans	Phillips
3/30/10	$64,749.40	Portfolio I	Sotheby's
10/29/10	$50,000.00	Portfolio I	Sotheby's
3/29/12	$106,669.86	Portfolio I	Sotheby's

10/28/13	$161,000.00	Portfolio I	Phillips
4/20/16	$298,000.00	Portfolio I	Sotheby's
11/2/16	$187,500.00	Portfolio I	Christie's
10/24/19	$500,000.00	Portfolio I	Sotheby's
4/20/21	$604,800.00	Portfolio I	Phillips
3/29/12	$66,698.40	Portfolio II	Sotheby's
6/12/14	$135,228.24	Portfolio II	Phillips
5/15/19	$50,000.00	Wolf Sausage	Pace Prints
9/23/20	$71,799.63	Wolf Sausage	Christie's
4/19/22	$137,500.00	Wolf Sausage	Heritage Auctions

These historical sales were obtained directly from the sources listed, and there is no guarantee as to the veracity or completeness of the information or data. Additionally, we cannot make any determination or representation that any of the data provided by those sources is useful in determining the value of the underlying asset.

•We calculated the compound annual growth rate for each print using the following formula: CAGR = ((EV/BV) ^ 1/n) – 1) X 100. The values for this formula are as follows: EV = most recent sale; BV = earliest sale; n = difference in years between those two sales. The resulting CAGRs are listed below:

Print	CAGR
Wolf Sausage	41.21%
Portfolio II	37.78%
Flexible	23.49%
50 Cent Piece	23.25%
Portfolio I	22.37%
Boxer Rebellion	12.66%
Hollywood Africans	10.76%
Ascent	10.29%

The average annualized return for these prints is 22.73%. All the sales used for these calculations are Basquiat print editions authorized by the artist’s estate since 2000. We cannot make any representation or prediction that these calculated compound annual growth rates are useful or accurate in determining the value of the Underlying asset, and you are not urged to place undue reliance on this data or methodology. Additionally, past transaction data is not intended to indicate past or expected performance of any security. Third-party transaction data, like that shown above, is sourced from publicly available third-party websites, and there is no guarantee as to the veracity of the information, and we cannot confirm that the transaction occurred.

Notable Features

•The Underlying Asset is a 2022 Jean-Michel Basquiat Superhero Print Portfolio Stamp-Numbered 7/85 and signed by Lisane Basquiat and Jeanine Heriveaux, the artist’s sisters and administrators of the Estate of Jean-Michel Basquiat.

•The Underlying Asset is a portfolio of four hand pulled limited edition screenprints.

•The Underlying Asset is stamp-numbered 7/85.

•The Underlying Asset is published by Flatiron Editions.

•The Underlying Asset is a set of four prints each with measurements of 1016 by 1016 mm. or 40 by 40in.

Notable Defects

•Condition is as described in accompanying documentation provided by the Jean-Michel Basquiat Estate.

Details

Series 2022 Jean-Michel Basquiat Superhero Print Portfolio
Artist	Jean-Michel Basquiat
Memorabilia Type	Portfolio (4 Prints)
Subject	Superheroes
Title	Riddle Me This
Title (Cont.)	A Panel of Experts
Title (Cont.)	Piano Lesson
Title (Cont.)	Flash in Naples
Medium	Silkscreen
Year (Originals)	1982-1987
Year (Prints)	2022
Rarity	Stamp-Numbered 7/85
Condition	Good
Measurements	1016 by 1016 mm. or 40 by 40 in.

Depreciation

The Company treats Collectible Assets as collectible and therefore will not depreciate or amortize the Series 2022 Jean-Michel Basquiat Superhero Print Portfolio going forward.